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                              December 3, 2020

       Brittney Rogers
       Managing Member
       Emancipation Fund Initiative LLC
       5330 Griggs Road #D107
       Houston, Texas 77021

                                                        Re: Emancipation Fund
Initiative LLC
                                                            Amendment No. 3 to
Draft Offering Statement on Form 1-A
                                                            Submitted November
24, 2020
                                                            CIK No. 0001817964

       Dear Ms. Rogers:

              We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No.3 to Draft Offering Statement

       General

   1. We note your revisions made in response to comment 1. Please also confirm, if any changes in the interest
rate represent    a fundamental change in the information set forth in
                                                        the offering statement,
   that you will file a post qualification amendment. See Rule
                                                        252(f)(2)(ii) of
Regulation A.
 Brittney Rogers
FirstName  LastNameBrittney   Rogers
Emancipation  Fund Initiative LLC
Comapany3,
December   NameEmancipation
             2020              Fund Initiative LLC
December
Page  2   3, 2020 Page 2
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Samuel E. Whitley